EXHIBIT 12

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Nine Months Ended	Year Ended December 31,
	September 30, 2016	2015	2014	2013	2012	2011
Earnings
Income (loss) from continuing operations before provision for income taxes and redeemable noncontrolling interests	$(926)	$310,523	$(40,465)	$(46,949)	$(56,385)	$9,039
Amount recorded for equity in (earnings) loss of unconsolidated entities	4,432	6,831	(2,495)	23,404	20,833	(14,528)
Add:
Distributions of earnings from unconsolidated entities	—	996	995	—	—	—
Interest on indebtedness, net of premiums	150,167	168,834	107,598	133,697	140,066	134,585
Amortization of loan costs	18,000	18,680	7,237	7,772	6,194	4,648
Interest component of operating leases	269	288	115	341	354	385
	$171,942	$506,152	$72,985	$118,265	$111,062	$134,129

Fixed charges
Interest on indebtedness, net of premiums	$150,167	$168,834	$107,598	$133,697	$140,066	$134,585
Amortization of loan costs	18,000	18,680	7,237	7,772	6,194	4,648
Interest component of operating leases	269	288	115	341	354	385
Dividends to Class B unit holders	2,110	2,813	2,879	2,943	2,943	2,943
	$170,546	$190,615	$117,829	$144,753	$149,557	$142,561
Preferred stock dividends
Preferred Series A	$2,657	$3,542	$3,542	$3,542	$3,516	$3,180
Preferred Series D	15,001	20,002	20,002	20,002	19,869	18,940
Preferred Series E	6,280	10,418	10,418	10,418	10,417	6,019
Preferred Series F	1,918	—	—	—	—	—
	$25,856	$33,962	$33,962	$33,962	$33,802	$29,513

Combined fixed charges and preferred stock dividends	$196,402	$224,577	$151,791	$178,715	$183,359	$172,074

Ratio of earnings to fixed charges	1.01	2.66

Ratio of earnings to combined fixed charges and preferred stock dividends		2.25

Deficit (Fixed charges)			$44,844	$26,488	$38,495	$8,432

Deficit (Combined fixed charges and preferred stock dividends)	$24,460		$78,806	$60,450	$72,297	$37,945